Exhibit 99.1

Organigram Launches New Tube-style Pre-rolls: SHRED Dartz and Holy Smokes

Both SHRED Dartz and Holy Smokes come in 10x0.4g packs and are rolled with 100% organic hemp paper providing a more natural and elevated cannabis experience

TORONTO--(BUSINESS WIRE)--August 2, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of its new tube-style pre-rolls, SHRED Dartz and Holy Smokes. These tube-style pre-rolls mark the inception of 0.4g pre-rolls for Organigram, crafted using the state-of-the-art, high-speed Cantos tube-style rolling machine, complemented by cutting-edge packaging capabilities. Organigram today, is one of a small number of licensed producers (LPs) in Canada that possess the equipment and expertise to manufacture this sophisticated tube-style pre-roll format.

Over the past year, tube-style pre-rolls have experienced a remarkable surge in Ontario, witnessing a 113% increase in the number of SKUs since last year (Q3 FY22 to Q3 FY23)1. Additionally, the sales of tube-style pre-rolls are nearly four times higher per SKU when compared to joints and 3 out of the top 5 bestselling SKUs are tube-style2. Due to their convenience, they are incredibly sought after and currently account for 14% of the total pre-roll category, and their growth trajectory is expected to continue3. Capitalizing on this opportunity, Organigram has launched these two new products and believes it has positioned itself to capture a significant share of this expanding category. As a result, Organigram also anticipates fostering the growth of the tube-style pre-roll sub-category over the next few months.

Each box of SHRED Dartz contains ten 0.4g tube-style pre-rolls and will be available in Tropic Thunder, Gnarberry and Funk Master, SHRED’s three best-selling blends. Reflecting the SHRED portfolio’s commitment to value, convenience, and bold flavour, SHRED Dartz will deliver on ‘SHRED Heads’ love of flavourful, colourful and convenient cannabis products with custom-coloured outer pouch, inner box and a branded filter for each unique blend.

Holy Smokes offers legendary, strain-specific pre-rolls with an imaginative and regal design that speaks to its unique and creative consumer. Each box contains ten 0.4g tube-style pre-rolls with three different single-strain SKUs including MAC-1, I.C.C. and GMO Tropical Reign. Holy Smokes features a reflective gold logo and halo design on the branded filter in addition to a custom-coloured outer pouch and inner box.

“As we launch both SHRED Dartz and Holy Smokes, we are catering to our core consumers' desires for exceptional pre-rolls that strike the perfect balance of quality and value. We understand the significance of meeting their expectations and going beyond, ensuring that every interaction with our products leaves a lasting impression. We crafted these tube style pre-rolls in response to their wants, tailored to fulfill the preferences customers truly care about. We are optimistic as we introduce both these products, offering customers a fantastic cannabis experience that is perfectly timed for the summer. With these exciting new offerings, we aim to elevate their enjoyment and create unforgettable moments,” says Megan McCrae, SVP, Marketing and Communications at Organigram.

Both SHRED Dartz and Holy Smokes are rolled with 100% organic hemp paper, offering customers a more natural and elevated experience compared to the standard white rolling paper. Holy Smokes is already available in the market for purchase and SHRED Dartz is currently available in all provinces except BC and PEI where they are expected to be available early August.

Learn more by following along on our Twitter pages @SHREDWEED @HolyMtnCannabis or visit our websites at www.shredcann.com & www.holymountaincannabis.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1 Hifyre Retail Data, July 6, 2023, for the province of Ontario.
2 Hifyre Retail Data, July 6, 2023, for the province of Ontario.
3 Hifyre Retail Data, July 6, 2023, for the province of Ontario.

Contacts

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram

For Media enquiries:
Megan McCrae
Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca
Organigram